SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File number 000-21552

        ATEL Cash Distribution Fund IV, a California Limited Partnership
             (Exact name of Registrant as specified in its charter)


        600 California Street, 6th Floor, San Francisco, California 94108
                    (Address of principal executive offices)

       Registrant's telephone number, including area code: (415) 989-8800

                            Limited Partnership Units
            (Title of each class of securities covered by this Form)

None Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule 12g-4(a)(1)(i)        |X|       Rule 12h-3(b)(1)(ii)       |_|
        Rule 12g-4(a)(1)(ii)       |_|       Rule 12h-3(b)(2)(i)        |_|
        Rule 12g-4(a)(2)(i)        |_|       Rule 12h-3(b)(2)(ii)       |_|
        Rule 12g-4(a)(2)(ii)       |_|       Rule 15d-6                 |_|
        Rule 12h-3(b)(1)(i)        |_|

Approximate number of holders of record as of the certification date: None

As of December 31, 2004, the Partnership (as noted in its "Final Report" on Form 10KSB) had disposed of all of its assets, had ceased operations and had been dissolved.

Pursuant to the requirements of the securities Exchange Act of 1934 ATEL Cash Distribution Fund IV, a California Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   3/31/2005

By:     ATEL Financial Services, LLC, General Partner

        /s/ Donald E. Carpenter
        ----------------------------
        Donald E. Carpenter,
        Vice President and Controller